

June 1, 2022

Edgard Maroun
Chief Executive Officer
Anghami Inc.
16th Floor, Al-Khatem Tower, WeWork Hub71
Abu Dhabi Global Market Square, Al Maryah Island
Abu Dhabi, United Arab Emirates

>   **Re: Anghami Inc**
>   **Amendment No. 2 to Registration Statement on Form F-1**
>   **Filed May 18, 2022**
>   **File No. 333-262719**

Dear Mr. Maroun:

We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to our comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 21, 2022 letter.

Amendment No. 2 to Registration Statement on Form F-1

Cover Page

1.   We note your response to prior comment 2. Please disclose on the cover page that any sales of the shares being registered pursuant to this registration statement could have a significant negative impact on the public trading price of Anghami's ordinary shares. Additionally, highlight that even though the current trading price is significantly below the SPAC IPO price, certain of the selling securityholders acquired their shares at an even lower price and therefore have an incentive to sell.

Please contact Matthew Crispino, Staff Attorney, at (202) 551-3456 or Joshua Shainess, Legal Branch Chief, at (202) 551-7951 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology